                                                     ---------------------------
                                                     |      OMB APPROVAL       |
                                                     ---------------------------
                                                     |OMB Number: 3235-0145    |
                                                     |Expires: August 31, 1999
                                                     |Estimated average burden |
                                                     |Hours per response..14.90|
                                                     ---------------------------


                                 UNITED  STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                      PARAGON POLARIS STRATEGIES.COM, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   45106A 10 5
                     ______________________________________
                                 (CUSIP Number)

                               JOHN GRAHAM DOUGLAS
                            Copal 202 Playas Gemelas,
                     Puerto Vallarta, Jalisco, Mexico  48380
                          Telephone 52 44 322 779 4583
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                FEBRUARY 20, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  45106A  10  5
-------------------------

1. Names of Reporting Persons: J. GRAHAM DOUGLAS I.R.S. Identification Nos. of above persons (entities only): N/A
--------------------------------------------------------------------------------
2.   Check  the  Appropriate  Box  if  a  Member  of  a Group (See Instructions)
(a)     [_]
(b)     [_]
--------------------------------------------------------------------------------
3.   SEC  Use  Only:
--------------------------------------------------------------------------------
4.   Source  of  Funds  (See  Instruction):  OO  (SHARE  EXCHANGE)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.   Citizenship  or  Place  of  Organization:  CANADIAN
--------------------------------------------------------------------------------
Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole  Voting  Power:            1,602,000  SHARES

8.     Shared  Voting  Power:          NIL  SHARES

9.     Sole  Dispositive  Power:       1,602,000  SHARES

10.     Shared  Dispositive  Power:    NIL  SHARES
--------------------------------------------------------------------------------
11.  Aggregate  Amount  Beneficially  Owned  by Each Reporting Person: 1,602,000
     SHARES
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]


13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):   12.4%


14.     Type  of  Reporting  Person  (See  Instructions):    IN

CUSIP  No.  45106A  10  5
-------------------------

ITEM  1.     SECURITY  AND  ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Paragon Polaris Strategies.com Inc., a Nevada Corporation (the "Issuer") and is being filed by Graham Douglas (the "Reporting Person"). The Issuer's current principal executive officers are located at 3215 Mathers Avenue, West Vancouver, British Columbia, Canada.

ITEM  2.     IDENTITY  AND  BACKGROUND

(a)  Name.  The  name  of  the  Reporting  Person  is  Graham  Douglas

(b)  Business  Address.  The  business  address  of the Reporting Person is [ ].

(c)  Occupation  and  Employment.  Businessman.

(d) Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship.  CANADIAN.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

The Reporting Person was indirectly issued 1,602,000 shares of the Issuer (the "Acquisition Shares"), as the beneficial owner of Antares Investments Ltd., in exchange for the sale and transfer of 801,000 in Icoworks, Inc., a Nevada corporation ("Icoworks"), representing a 12.4% interest in Icoworks, to the Issuer on February 20, 2003 in accordance with an acquisition agreement dated for reference February 12, 2003 (the "Acquisition Agreement"). Pursuant to the terms of the Acquisition Agreement, the Issuer acquired 3,593,199 shares of Icoworks, representing a 56% interest in Icoworks, from several non-U.S. shareholders, including the Reporting Person, in consideration for the issuance of an aggregate of 7,186,398 shares of the Issuer's common stock. Upon completion of the acquisition, Icoworks Inc. became a majority owned subsidiary of the Issuer.

ITEM  4.     PURPOSE  OF  TRANSACTION

Pursuant to the terms of the Acquisition Agreement and other acquisition agreements on similar terms to the Acquisition Agreement, the Issuer acquired 3,593,199 shares of Icoworks, representing a 56% interest in Icoworks, from several non-U.S. shareholders, including the Reporting Person in consideration for the issuance of an aggregate of 7,186,398 shares of the Issuer's common stock. The purpose of the acquisitions was to enable the Issuer to acquire a majority interest in Icoworks. Upon completion of the acquisition, Icoworks Inc. became a majority owned subsidiary of the Issuer. It is anticipated that the Issuer will acquire the balance of the 44% interest in Icoworks from the remaining shareholders by way of a statutory merger between the Issuer and Icoworks pursuant to a previously disclosed merger agreement.

As a result of the acquisition of Icoworks, the Issuer intends to restructure its business to focus on the business of Icoworks. Icoworks is engaged in the asset realization business and is a provider of a full and comprehensive range of auction, liquidation and appraisal services to the industrial, oilfield, commercial and office markets. Icoworks' business operations have historically been based in Calgary, Alberta, Canada and have recently been expanded to include a subsidiary operation in Oakville, Ontario, Canada. Icoworks plans to

CUSIP  No.  45106A  10  5
-------------------------

expand its business, both through the expansion of its traditional auction, liquidation and appraisal services and through the acquisition of other businesses engaged in the asset realization business that complement Icoworks' growth strategy. Icoworks also plans to enhance its traditional services by the use of technology, including the use of live internet auctions, online internet auctions and technology-assisted auctions, in order to expand the scope of potential purchasers for its asset realization business and to facilitate auction transactions.

In addition, it is anticipated that the Reporting Person will be appointed as a director and an officer of Icoworks. The Reporting Person is currently a director and the president of Icoworks.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of Antares Investments Ltd., which owns 1,602,000 shares of Common Stock of the Issuer, representing approximately 12.4% of the Issuer's common stock (based upon 12,886,398 shares of common stock outstanding at February 21, 2003).

CUSIP  No.  45106A  10  5
-------------------------

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)  Certain  Rights  of  Other  Persons.  Not  applicable.

(e)  Date  Ceased  to  be  a  5%  Owner.  Not  applicable.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit   Description
-------   -----------
1         Share  purchase agreement between Paragon Polaris Strategies.com, Inc.
          and  Antares  Investments  Inc.  dated for reference February 12, 2003


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        March  3,  2003
                                   _________________________________________
                                        Date

                                        /s/  J.  Graham  Douglas
                                   _________________________________________
                                        Signature  of  Reporting  Person

                                        J.  GRAHAM  DOUGLAS
                                   _________________________________________
                                        Name  of  Reporting  Person